FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 5, 2005 announcing that Registrant’s U.S. subsidiary, Spacenet Inc., has been selected by Scientific Games International, Inc. (SGI) to provide 3,000 Skystar Advantage VSAT terminals for state lottery networks in Colorado, Pennsylvania, North Dakota and South Dakota.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: December 5, 2005

Scientific Games selects Gilat’s Spacenet subsidiary to provide 3,000 broadband satellite terminalsfor four state lotteries

VSAT networks for use by Colorado, Pennsylvania, North Dakota and South Dakota state lotteries

Petah Tikva, Israel, December 5, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has been selected by Scientific Games International, Inc. (SGI) to provide 3,000 Skystar Advantage VSAT terminals for state lottery networks in Colorado, Pennsylvania, North Dakota and South Dakota. Spacenet is also providing SGI with a dedicated hub, which will be used to support the expansion of its VSAT network.

Gilat’s VSAT technology is firmly established as a leading solution for affordable, reliable, easily deployable connectivity for virtually any lottery location. Since 1991, Spacenet and Gilat have provided more than 32,000 VSAT terminals for use by government-authorized lotteries worldwide.

“Our extensive experience working with Spacenet on several state lotteries has resulted in fast, efficient network deployments. With Spacenet, we are confident we will receive a reliable, secure network infrastructure,” said Misko Pajkovic, SGI’s Senior Vice President of Networks and Communication.

Pajkovic added, “Gilat’s two-way VSAT technology provides the advanced communications platform we need to provide our lottery customers with uniformly high availability at every location. Skystar Advantage’s increased bandwidth capabilities and Internet Protocol (IP) support will also ensure our customers have the technology they need to deploy a wide range of interactive applications in the future.”

Spacenet Executive Vice President, Sales and Marketing Christina Clifton said, “SGI’s decision to deploy our technology and services on such a large scale is indicative of their trust in our organization. This deployment further demonstrates Spacenet’s position as a leading provider of satellite networks to the North American lottery industry.”

About Scientific Games
SGI is a subsidiary of Scientific Games Corp. (Nasdaq: SGMS). Scientific Games Corp., based in New York City, is a leading integrated supplier of instant tickets, systems and services to lotteries, and a leading supplier of wagering systems and services to pari-mutuel operators. It is also a licensed pari-mutuel gaming operator in Connecticut and the Netherlands and is a leading supplier of prepaid phone cards to telephone companies. Scientific Games’ customers are in the United States and more than 60 other countries. For more information, please visit www.scientificgames.com.

About Spacenet
Spacenet is the worldwide services group of Gilat Satellite Network Ltd. (NASDAQ: GILTF). Spacenet Inc., based in McLean, Virginia, provides connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide.

Gilat markets the SkyEdge™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni
Director of Corporate Marketing
Tel: +972 3 925 2406; E-mail: shirag@gilat.com